jERRICK MEDIA HOLDINGS, INC.

2050 CENTER AVENUE, SUITE 640

FORT LEE, NJ 07024

March 15, 2019

Nicholas P. Panos

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc.
Schedule TO-I
Filed February 14, 2019
File No. 005-87651

Dear Mr. Panos:

By letter dated February 19, 2019, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission provided Jerrick Media Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Schedule TO-I filed on February 14, 2019. We are in receipt of your letter and, as requested in your letter, we have provided the following responses to the questions raised by the Staff. In connection with such responses, we are filing Amendment No. 1 to the Schedule TO-I to provide, among other things, additional disclosures in response to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Schedule TO-I

1.	Notwithstanding the disclosures in Exhibits 99(a)(1)(D) and 99(a)(5)(E), please briefly advise us how Jerrick complied with Rule 13e-4(e) to ensure adequate dissemination of the disclosures required by Rule 13e-4(d).

Response: In accordance with Rule 13e-4(e)(1)(ii), the Company promptly mailed to each of the holders of its $0.20 warrants each of the following documents: the Schedule TO-I, the Offer to Exchange Common Stock for Certain Outstanding Warrants (Exhibit 99(a)(1)(A)), the Letter of Transmittal (Exhibit 99(a)(1)(B)), the Notice of Withdrawal (Exhibit 99(a)(1)(C)), and the Letter from the CEO to the Holders of the Warrants (Exhibit 99(a)(1)(D)). Exhibit 99(a)(1)(A) contains the disclosures required by Rule 13e-4(d).

Nicholas P. Panos

U.S. Securities & Exchange Commission

March 15, 2019

2.	Please review the definition of the term “business day” that is codified in Rule 14d-(g)(3) given that it governs the meaning of the term when used in Rule 14e-1(a). Given the federal holiday that occurred on Monday, February 18, 2019, it appears as though the tender offer has been open for less than twenty business days as defined under that rule. Please revise or advise.

Response: In response to the Staff’s comment and to give Warrant holders more time to tender, we have revised our tender offer documents to extend the Offer Period five business day through March 21, 2019 at 11:59 P.M. to comply with Rule 14e-1(a) which provides that the tender offer must be open for at least twenty business days.

3.	To the extent that the offer expiration date is adjusted in order to ensure compliance with Rule 14e-1(a), please make confirming changes to the discussion of the availability of withdrawal rights which in turn need to be exercisable during any period in which the offer is open.

Response: In response to the Staff’s comment, we have revised our tender offer documents confirming changes to the discussion of the availability of withdrawal rights.

4.	The Offer to Purchase indicates that the “Offer is being made to all holders of certain classes of Warrants.” For purposes of confirming compliance with Rule 13e-4(f)(8), please briefly advise us how Jerrick distinguished between one class of warrants and another given the apparent lack of distinction in Jerrick’s most recently filed Form 10-K.

Response: Jerrick distinguished between one class of warrants and another based upon the effective exercise price of those warrants as of the date of the tender offer. Jerrick’s tender offer was predicated on the fact that there is at least one common theme among the investors in this tender and that is each of their abilities to exercise the warrants at an exercise price of $0.20 per share of common stock.

As stated in Item 2(b) of the Schedule TO-I “As of February 14, 2019, the Company has a total of 110,834,062 warrants to purchase shares of Common Stock outstanding (“Outstanding Warrants”). Of the Outstanding Warrants, 61,832,962 warrants are subject to the Offer. Each Warrant is currently exercisable for one share of our common stock for an exercise price of $0.20.” In addition, on page 2 of the Offer to Exchange, we state “All of the currently outstanding warrants with an $0.20 exercise price are subject to the Offer.” We believe these states make makes it clear that only warrants with a $0.20 exercise price are able to be tendered.

5.	Numerous disclosures exist that indicate Jerrick’s determinations are “final and binding.” Please revise to qualify this statement by indicating that warrant holders are not foreclosed from challenging Jerrick’s determinations in a court of competent jurisdiction.

Response: In response to the Staff’s comment, we have revised our tender offer documents to reflect that warrant holders are not foreclosed from challenging Jerrick’s determinations in a court of competent jurisdiction where it previously stated that Jerrick’s determinations are “final and binding”.

Nicholas P. Panos

U.S. Securities & Exchange Commission

March 15, 2019

Item 10. Financial Statements, page 4

6.	The information required by Item 1010(a) of Regulation M-A has been incorporated by reference. Please amend the Offer to Exchange to include disclosure of both the information required by Item 1010(b) and the summarized financial information required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and CDI I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations.

Response: In response to the Staff’s comment, we have revised Item 10 of Schedule TO and Item 8 of the Offer to Exchange to include the summarized financial information required by Item 1010(c) of Regulation M-A. We are no longer including any pro forma information in the tender offer documents. It is our view that pro forma information is not material to the tender offer because the Company is only issuing equity as part of the tender offer. This means that the Company’s income statement and its net equity will not be impacted by the tender offer. In addition, the offer is not subject to any financing condition, the Company is a public reporting company under Section 13(a) of the Act that files reports electronically on EDGAR, and the tender offer is for all outstanding warrants with a $0.20 exercise price.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Jeremy Frommer

Jeremy Frommer
Chief Executive Officer Jerrick Media Holdings, Inc. 2050 Center Avenue, Suite 640 Fort Lee, NJ 07024

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